Exhibit 99.2

Management’s Report on Internal Control
Over Financial Reporting

Barrick’s management is responsible for establishing and maintaining adequate internal control over financial reporting.

Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. Barrick’s management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on that evaluation, Barrick’s management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

Based on Barrick management’s assessment, Barrick’s internal control over financial reporting is effective as of December 31, 2007.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which is located on pages 78–80 of Barrick’s Financial Report 2007.

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